Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods ended, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	For The Three Months Ended March 31,		For The Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008 (3)
Ratio of Consolidated Earnings to Fixed Charges (1)	1.4	1.5	1.4	1.4	1.3	1.4	0.9
Ratio of Consolidated Earnings (Losses) to Fixed Charges
Before Interest Credited on Investment Products (2)	5.0	7.2	5.8	6.1	5.5	10.4	(1.1)

(1)         The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income (loss) from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expense) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and interest credited on investment products (IP).   The formula for this ratio is: (BT+I+IP)(I+IP).  The Company continues to sell investment products that credit interest to the contract holder.  Investment products include products such as guaranteed investment contracts, annuities, and variable universal life interest credited insurance policies.  The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increase in earnings.

(2)         The Company calculates the ratio of “Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products” by dividing the sum of income (loss) from continuing operations before income tax (BT) and interest expense (I) by interest expense (I).  The formula for this calculation, therefore, would be: (BT+I)/I.

(3)         For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $154.6 million.

Computation of Consolidated Earnings Ratios

	For The Three Months Ended March 31,		For The Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008 (1)
			(Dollars In Thousands, Except Ratio Data)
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges
Income (Loss) from Continuing Operations before Income Tax	$109,814	$141,068	$459,579	$475,275	$333,176	$390,441	$(154,570)
Add Interest Expense (2)	27,612	22,643	95,759	93,797	73,841	41,411	72,154
Add Interest Credited on Investment Products	223,468	243,608	962,678	993,574	972,806	993,245	1,043,676
Earnings before Interest, Interest Credited on Investment Products and Taxes	$360,894	$407,319	$1,518,016	$1,562,646	$1,379,823	$1,425,097	$961,260
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.4	1.5	1.4	1.4	1.3	1.4	0.9
Computation of Ratio of Consolidated Earnings (Losses) to Fixed Charges Before Interest Credited on Investment Products
Income (Loss) from Continuing Operations before Income Tax	$109,814	$141,068	$459,579	$475,275	$333,176	$390,441	$(154,570)
Add Interest Expense (2)	27,612	22,643	95,759	93,797	73,841	41,411	72,154
Earnings (Losses) before Interest and Taxes	$137,426	$163,711	$555,338	$569,072	$407,017	$431,852	$(82,416)
Earnings (Losses) before Interest and Taxes Divided by Interest Expense	5.0	7.2	5.8	6.1	5.5	10.4	(1.1)

(1)For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $154.6 million.

(2)Interest expense primarily relates to interest on our non-recourse funding obligations.